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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                       Equity Corporation International
- --------------------------------------------------------------------------------
                               (Name of Issuer)

  Common Stock, par value $.01 per share, including preferred share purchase rights associated with the Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 294644 10 9
                     -----------------------------------
                                (CUSIP Number)


   James M. Shelger, Service Corporation International, 1929 Allen Parkway,
                             Houston, Texas 77019
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 May 2, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 294644 10 9                                         PAGE 2 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Investment Capital Corporation

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America, State of Texas

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,181,499

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     157,000
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  5,181,499

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     157,000

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,338,499

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 294644 10 9                                         PAGE 3 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCI Capital Corporation

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America, State of Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,181,499

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     157,000
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  5,181,499

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     157,000

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,338,499

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 294644 10 9                                         PAGE 4 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCI Special, Inc.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America, State of Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,181,499

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     157,000
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  5,181,499

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     157,000

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,338,499

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 294644 10 9                                         PAGE 5 OF 17 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Service Corporation International

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /X/



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America, State of Texas

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,181,499

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     157,000
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  5,181,499

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     157,000

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,338,499

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.          SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share, including preferred share purchase rights associated with the common stock (the "Common Stock"), of Equity Corporation International, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 415 South First Street, Suite 210, Lufkin, Texas 75901.

ITEM 2.          IDENTITY AND BACKGROUND

         (a) This statement is being jointly filed by Investment Capital Corporation ("ICC"), SCI Capital Corporation ("SCI Capital"), SCI Special, Inc. ("SCI Special") and Service Corporation International ("SCI"). ICC, SCI Capital, SCI Special and SCI are collectively referred to herein as the "Reporting Persons". SCI owns all of the capital stock of SCI Special; SCI Special owns all of the capital stock of SCI Capital; and SCI Capital owns all of the capital stock of ICC. All shares of Common Stock of the Issuer indicated as beneficially owned by the Reporting Persons are owned of record by ICC.

         (b) The address of the principal business and the principal office of all Reporting Persons is 1929 Allen Parkway, Houston, Texas 77019. The names, business addresses, principal occupations and citizenship of the executive officers and directors of the Reporting Persons, as well as the name, principal business and address of the corporation or organization in which such occupation is conducted, are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (c) The principal business of each of the Reporting Persons is providing death care services.

         (d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the executive officers or directors identified in Schedule 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Except as set forth below, during the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the executive officers or directors identified in Schedule 1 have been a party to a civil proceeding resulting in, or subjecting him to, a judgment, decree or final order enjoining violation of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. However, on September 15, 1995, the Securities and Exchange Commission ("SEC") ordered the institution of administrative proceedings involving the disclosure by SCI relating to its change of accountants in its Current Report on Form 8-K, as amended, filed in April 1993. Simultaneously with the institution of such proceedings, SCI, without admitting or denying the SEC's facts, conclusions or findings, consented to the entry of Cease and Desist Order by the SEC ordering SCI not to violate the provisions of Section 13(a) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-11 thereunder.




                               Page 6 of 17 Pages

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 9, 1996, the Reporting Persons filed Schedule 13G reporting beneficial ownership of 3,895,240 shares of Common Stock, representing 39.4% of the then outstanding shares of Common Stock. All said shares of Common Stock were held of record by ICC.

         Pursuant to a Stock Purchase Agreement dated March 26, 1996 (the "Stock Purchase Agreement"), SCI agreed to purchase 1,443,259 shares of Common Stock from Robert W. Loftis and certain other holders of Common Stock (collectively, the "Shareholders"). Pursuant to an Assignment and Assumption Agreement dated May 1, 1996, SCI assigned its rights to purchase shares of Common Stock pursuant to the Stock Purchase Agreement to ICC.

         On May 2, 1996, ICC acquired 1,443,259 shares of Common Stock from the Shareholders pursuant to the terms of the Stock Purchase Agreement for a purchase price of $25.43 per share. The aggregate purchase price paid by ICC to the Shareholders was $36,702,076.37 in immediately available funds.

         Pursuant to the Service Corporation International ECI Stock Option Plan (the "Plan"), the Compensation Committee of the Board of Directors of SCI may grant to certain employees of SCI, or its subsidiaries, the option to purchase shares of Common Stock. The aggregate number of shares which may be issued upon exercise of options granted pursuant to the Plan may not exceed 509,000 shares of Common Stock. Pursuant to the terms of the Plan, options have been granted to purchase all 509,000 shares of Common Stock thereunder. As of the date hereof, options have been exercised to purchase 36,000 shares of Common Stock under the Plan; options to purchase the remaining 473,000 shares have not yet been exercised. Of such unexercised options, options to purchase 157,000 shares of Common Stock are currently exercisable, and options to purchase 316,000 shares of Common Stock are not exercisable within the next sixty (60) days.

ITEM 4.          PURPOSE OF TRANSACTION

         The shares of Common Stock were acquired by ICC for purposes of investment. Furthermore, none of the Reporting Persons has plans or proposals which relate to or would result in any of the items described in Schedule 13D,
Item 4, paragraphs (a) through (j).

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on the Issuer's Prospectus dated April 25, 1996, the Reporting Persons have determined that there were 12,789,507 shares of Common Stock outstanding following completion of an offering of Common Stock by the Issuer covered by such Prospectus. As of May 2, 1996, the Reporting Persons were the beneficial owners of 5,338,499 shares of Common Stock of the Issuer, which represented 41.7% of the outstanding shares of Common Stock.

         (b) Except as noted in the following sentence, each Reporting Person has the sole power to (i) vote or direct the vote of the shares of Common Stock and (ii) dispose or direct the disposition of the shares of Common Stock. With respect to options to purchase 157,000 shares of Common Stock currently exercisable under the Plan, each Reporting Person shares beneficial ownership of such shares with the optionees under the Plan.

          The names and titles of each optionee are included in the ECI Stock Option Plan, attached hereto as Exhibit C. Each optionee is an employee of SCI or a subsidiary thereof, and the business address for each optionee is 1929 Allen Parkway, Houston, Texas, 77019. Each optionee is a citizen of the United States. During the last five years, to the Reporting Persons' knowledge, none of the optionees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the Reporting Persons' knowledge, none of the optionees have been a party to a civil proceeding resulting in, or subjecting him to, a judgment, decree or final order enjoining violation of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         (c) As set forth under Item 3, on May 2, 1996, ICC acquired 1,443,259 shares of Common Stock pursuant to the Stock Purchase Agreement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e)     Not applicable.





                               Page 7 of 17 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3 for a discussion of (i) the Stock Purchase Agreement between ICC (as the assignee of SCI) and the Shareholders, and (ii) the ECI Stock
Option Plan.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A        Agreement Regarding Joint Filing of Schedule 13D

         Exhibit B        Stock Purchase Agreement

         Exhibit C        ECI Stock Option Plan



                               Page 8 of 17 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


May 13, 1996                            INVESTMENT CAPITAL CORPORATION


                                        By: /s/ John H. Lohman, Jr.
                                            ------------------------------------
                                            Name:  John H. Lohman, Jr.
                                            Title: Treasurer



                                        SCI CAPITAL CORPORATION


                                        By: /s/ John H. Lohman, Jr.
                                            ------------------------------------
                                            Name:  John H. Lohman, Jr.
                                            Title: Treasurer



                                        SCI SPECIAL, INC.


                                        By: /s/ John H. Lohman, Jr.
                                            ------------------------------------
                                            Name:  John H. Lohman, Jr.
                                            Title: Treasurer



                                        SERVICE CORPORATION INTERNATIONAL


                                        By: /s/ James M. Shelger
                                            ------------------------------------
                                            Name:  James M. Shelger
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary




                               Page 9 of 17 Pages

                                   SCHEDULE 1





                              Page 10 of 17 Pages

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                         INVESTMENT CAPITAL CORPORATION


        Listed below are the directors and executive officers of Investment Capital Corporation. Each director and executive officer is a citizen of the United States. The business address for each director and executive officer is 1929 Allen Parkway, Houston, Texas 77019.


NAME AND TITLE WITH                          PRINCIPAL OCCUPATION
INVESTMENT CAPITAL CORPORATION               AND EMPLOYER
- ------------------------------               --------------------

T. Craig Benson                              Vice President/Operations
President and Director                       Service Corporation International

Rosanne Caton                                Director/Corporation Finance
Vice President                               SCI Management Corporation

Suzanne D. Mailes                            Legal Assistant
Secretary                                    SCI Management Corporation

Judith M. Marshall                           Legal Assistant
Assistant Secretary                          SCI Management Corporation

John H. Lohman, Jr.                          Director/Taxation
Treasurer                                    SCI Management Corporation

George R. Champagne                          Senior Vice President/
Director                                     Chief Financial Officer
                                             Service Corporation International

Wesley T. McRae                              Managing Director/
Director                                     Financial Reporting
                                             SCI Management Corporation




                              Page 11 of 17 Pages

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                           SCI CAPITAL CORPORATION

        Listed below are the directors and executive officers of SCI Capital Corporation. Each director and executive officer is a citizen of the United States.

        Name, Title with
        SCI Capital Corporation           Principal Occupation,
        and Business Address              Employer and Employer's Address
        -----------------------           -------------------------------
        David J. Anderson                 Regional President/Southern California
        President and Director            SCI California Funeral Services, Inc.
        10621 Victory Blvd.               1929 Allen Parkway
        North Hollywood, California       Houston, Texas 77019
          91606

        Richard Jungas                    Area Manager
        Vice President and Director       Pierce Brothers
        11500 Arlington Avenue            1929 Allen Parkway
        Riverside, California 92505       Houston, Texas 77019

        Olen Rowe                         Area Manager
        Secretary and Director            Mt. View Cemetery of San Bernardino
        570 East Highland Ave.            1929 Allen Parkway
        San Bernardino, California        Houston, Texas 77019
          92404

        John M. Lohman, Jr.               Director/Taxation
        Treasurer                         SCI Management Corporation
        1929 Allen Parkway                1929 Allen Parkway
        Houston, Texas 77019              Houston, Texas 77019




                              Page 12 of 17 Pages

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                               SCI SPECIAL, INC.

      Listed below are the directors and executive officers of SCI Special, Inc. Each director and executive officer is a citizen of the United States. The business address for each director and executive officer is 1929 Allen Parkway, Houston, Texas 77019.


NAME AND TITLE WITH            PRINCIPAL OCCUPATION
SCI SPECIAL, INC.              AND EMPLOYER
- -------------------            --------------------
Brian A. Mueller                Managing Director/Corporate Development
President and Director          SCI Management Corporation

Curtis G. Briggs                Senior Attorney
Vice President                  SCI Management Corporation

Suzanne D. Mailes               Legal Assistant
Secretary                       SCI Management Corporation

Judith M. Marshall              Legal Assistant
Assistant Secretary             SCI Management Corporation

John H. Lohman, Jr.             Director/Taxation
Treasurer                       SCI Management Corporation

Jeffrey A. Spillane             Managing Director/Operations Analysis
Director                        SCI Management Corporation

Wesley T. McRae                 Managing Director/Financial Reporting
Director                        SCI Management Corporation



                              Page 13 of 17 Pages

                             BOARD OF DIRECTORS OF
                       SERVICE CORPORATION INTERNATIONAL


Each of the following directors is a citizen of the United States of America.

     Name and Address                                 Occupation
     ----------------                                 ----------
Anthony L. Coelho                                 Chairman and Chief Executive
1325 Avenue of the Americas                       Officer of Coelho Associates, LLC
26th Floor                                        (investment consulting and brokerage),
New York, NY  10019                               and Chairman and Chief Executive Officer
                                                  of ETC (training and communication firm)

Douglas M. Conway                                 Retired
HCR4 Anchor Point Road
Crosslake, NM  56442

Jack Finkelstein                                  Personal and family trust investments
Suite 635 West
4635 Southwest Freeway
Houston, TX  77027

A. J. Foyt, Jr.                                   President
6415 Toledo                                       A. J. Foyt Enterprises, Inc.
Houston, TX  77008                                (designer, manufacturer and exhibitor of  high
                                                  speed engines, racing vehicles and marketing of
                                                  automotive vehicles)

James J. Gavin, Jr.                               Retired
1616 Thorntree Lane
Winnetka, IL  60093

James H. Greer                                    Chairman
3025 Maxroy                                       Shelton W. Greer Co., Inc. (engineering,
Houston, TX  77008                                manufacturing, fabrication and installation of
                                                  building speciality products)

L. William Heiligbrodt                            President and Chief Operating Officer of
1929 Allen Parkway                                SCI
Houston, TX  77019





                              Page 14 of 17 Pages

     Name and Address                                 Occupation
     ----------------                                 ----------
B. D. Hunter                                      Chairman of the Board and Chief Executive Officer
14323 South Outer 40                              Huntco Inc. (intermediate steel processor)
Suite 6700 North
Chesterfield, MO  63017
                                                  Chairman of the Board
John W. Mecom, Jr.                                The John W. Mecom Company
4544 Post Oak Place Dr.                           (personal and family investments)
Suite 270
Houston, TX  77027
                                                  Chairman, President and Chief
Clifton H. Morris, Jr.                            Executive Officer
200 Bailey Avenue                                 AmeriCredit Corp. (financing of
Ft. Worth, TX  76107                              automotive vehicles)

                                                  Attorney
E. H. Thornton, Jr.                               Thornton & Burnett
1775 St. James Place                              (attorneys at law)
Suite 120
Houston, TX  77056

                                                  Chairman of the Board and Chief Executive Officer
Robert L. Waltrip                                 of SCI
1929 Allen Parkway
Houston, TX  77019

                                                  Executive Vice President Operations of SCI
W. Blair Waltrip
1929 Allen Parkway
Houston, TX  77019

                                                  Henry Gardiner Symonds
Edward E. Williams                                Professor and Director of the
13231 Champion Forest Dr.                         Entrepreneurship Program at the Jesse H. Jones
Suite 110                                         Graduate School of Administration at Rice
Houston, TX  77069                                University
                                                  Managing Director of First Texas Venture Capital
                                                  (investment company)





                              Page 15 of 17 Pages

                             EXECUTIVE OFFICERS OF
                       SERVICE CORPORATION INTERNATIONAL

The business address for each of the Executive Officers is 1929 Allen Parkway, Houston, Texas 77019 and each of the Executive Officers is a citizen of the United States of America. The occupation of each Executive Officer is being an officer of SCI with the title set forth below.

Robert L. Waltrip
Chairman of the Board
 and Chief Executive Officer

L. William Heiligbrodt
President and Chief Operating
 Officer

W. Blair Waltrip
Executive Vice President Operations

John W. Morrow, Jr.
Executive Vice President
 Corporate Development

Jerald L. Pullins
Executive Vice President
 European Operations

George R. Champagne
Senior Vice President
 and Chief Financial Officer

Glenn G. McMillen
Senior Vice President
 Operations

Richard T. Sells
Senior Vice President
 Prearranged Sales

James M. Shelger
Senior Vice President
 General Counsel and Secretary

Jack L. Stoner
Senior Vice President
 Administration





                              Page 16 of 17 Pages

Henry M. Nelly, III
President of
 Provident Services, Inc.
 a subsidiary of SCI

T. Craig Benson
Vice President Operations of SCI
 President of Investment
 Capital Corporation
 a subsidiary of SCI

Gregory L. Cauthen
Vice President
 Treasurer

W. Mark Hamilton
Vice President/Finance
 European Operations

Lowell A. Kirkpatrick, Jr.
Vice President
 Corporate Development

Vincent L. Visosky
Vice President
 Operational Controller





                              Page 17 of 17 Pages

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER           IDENTIFICATION OF EXHIBITS
- ------           --------------------------
   A             Agreement Regarding Joint Filing of Schedule 13D

   B             Stock Purchase Agreement

   C             ECI Stock Option Plan